Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
Verizon Communications Inc. and Subsidiaries

(Dollars in Millions)	Six Months Ended June 30, 2003

Income before provision for income taxes, discontinued operations and cumulative effect of accounting change	$4,673
Minority interest	722
Equity in earnings of unconsolidated businesses	(315)
Dividends from unconsolidated businesses	71
Interest expense	1,447
Portion of rent expense representing interest	208
Amortization of capitalized interest	50

Income, as adjusted	$6,856

Fixed charges:
Interest expense	$1,447
Portion of rent expense representing interest	208
Capitalized interest	68
Preferred stock dividend requirement	9

Fixed charges	$1,732

Ratio of earnings to fixed charges	3.96